UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

DAL Group LLC (“DAL”), a subsidiary of DJSP Enterprises, Inc. (“the Company”), is a party to a forbearance agreement with Bank of America, N.A. (the “Bank”) pursuant to which the Bank agreed to not take any action in connection with a default on a revolving line of credit (the “Line of Credit”) for a period ending November 26, 2010.  DAL is engaged in continuing discussions with the Bank regarding the Line of Credit.  In connection with those discussions, on November 30, 2010, DAL repaid $3.5 million of principal on the Line of Credit, reducing the outstanding principal balance to $8.43 million.

On November 24, 2010, the Company received a letter from The NASDAQ Stock Market (“NASDAQ”) notifying it that for the prior 30 consecutive business days, the Company’s publicly held securities failed to maintain a minimum market value of $15,000,000, consequently, a deficiency exists with regard to this requirement for continued listing pursuant to NASDAQ Listing Rule 5450(b)(2)(C) (the “MVPHS Rule”). NASDAQ further stated that in accordance with NASDAQ Listing Rule 5810(c)(3)(D), the Company will be provided 180 calendar days, or until May 23, 2011, to regain compliance with the MVPHS Rule.  NASDAQ will deem the Company to have regained compliance if at any time before May 23, 2011 the market value of the Company’s publicly held securities closes at $15,000,000 or more for a minimum of ten consecutive business days.

On November 26, 2010, the Company received a letter from NASDAQ notifying it that for the prior 30 consecutive business days, the Company’s listed securities failed to maintain a minimum market value of  $50 million, consequently, a deficiency exists with regard to this requirement for continued listing pursuant to NASDAQ Listing Rule 5450(b)(2)(A) (the “MVLS Rule”).  NASDAQ further stated that in accordance with NASDAQ Listing Rule 5810(c)(3)(C), the Company will be provided 180 calendar days, or until May 25, 2011, to regain compliance with the MVLS Rule.  NASDAQ will deem the Company to have regained compliance if at any time before May 25, 2011 the market value of the Company’s listed securities closes at $15,000,000 or more for a minimum of ten consecutive business days.

These notifications do not impact the listing and trading of the Company’s securities at this time. However, the NASDAQ letters also state that, if the Company does not regain compliance with the MVPHS Rule by May 23, 2011 or the MVLS Rule by May 25, 2011, the Company will receive written notification from NASDAQ that the Company’s securities are subject to delisting.  The Company is reviewing its options for regaining compliance with the MVLS Rule and MVPHS Rule and for remedying other future potential non-compliances with Nasdaq continued listing requirements, including the requirement to maintain a minimum bid price of at least $1.00 per share.  There can be no assurance that the Company will be able to regain compliance with the MVLS Rule, MVPHS Rule or other Nasdaq continued listing requirements in a timely fashion, in which case its securities would be delisted from Nasdaq.

A purported class action complaint, entitled Mowat, et al v. DJSP Enterprises, Inc., et. al., Case No. 0:10-cv-62302-UU, has been filed against the Company in the United States District Court for the Southern District of Florida, although the Company has not yet been served with the complaint.  The complaint alleges that the Company violated the Worker Adjustment and Retraining Notification Act (“WARN Act”) by failing to provide notices to employees alleged to be required under the WARN Act in connection with its recently announced reductions in staffs and seeks recovery of damages as provided for under the WARN Act.  If served with the complaint in this matter, the Company intends to vigorously defend itself in this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Stephen J. Bernstein
Name: Stephen J. Bernstein
Title: President